SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 4 2011
DIVISION OF MARKET REGULATION

UN
SECURITIES AN
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35381

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOSC, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Williams Center, Plaza East
(No. and Street)

Tulsa, Oklahoma 74172
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen Kreger (405) 272-2229
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Williams Center Suite 1700 Tulsa, Oklahoma 74172
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/8/2011

OATH OR AFFIRMATION

I, Karen Kreger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOSC, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Oklahoma
CYNTHIA D. BLACK
OKLAHOMA COUNTY
COMMISSION #00015086
Comm. Exp. 10-14-2012

Karen Kreger
Signature

Financial and Operations Principal
Title

Cynthia D Black
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSC, Inc.

Financial Statements
and Supplemental Information

Year Ended December 31, 2010

Contents

Ernst & Young LLP
1700 One Williams Center (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Tel: +1 918 560 3600
Fax: +1 918 560 3691
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
BOSC, Inc.

We have audited the accompanying statement of financial condition of BOSC, Inc. (the Company) as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOSC, Inc. at December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 22, 2011

BOSC, Inc.

Statement of Financial Condition

December 31, 2010

Assets	
Cash	$ 3,030,962
Cash, customer reserve account	456,590
Fails-to-deliver	5,276,915
Net receivable for unsettled regular-way trades	13,121,935
Commissions receivable from broker/dealer	3,116,312
Receivable from affiliates	112,418
Interest receivable	436,560
Prepaid expenses	193,747
Securities, at fair value	24,470,598
Furniture, fixtures, software, and equipment, at cost, less accumulated depreciation of $1,042,011	148,219
Notes receivable from employees	398,640
Deferred tax asset	966,659
Deposits with third parties	108,800
Margin deposits	453,764
Total assets	$ 52,292,119
Liabilities and stockholder's equity	
Accrued operating expenses	$ 4,731,847
Notes payable to affiliate	17,103,233
Fails-to-receive	2,479,077
Total liabilities	24,314,157
Stockholder's equity:	
Common stock, $10 par value – 2,500 shares authorized and issued	25,000
Additional paid-in capital	20,612,670
Retained earnings	7,340,292
Total stockholder's equity	27,977,962
Total liabilities and stockholder's equity	$ 52,292,119

See accompanying notes.

BOSC, Inc.

Statement of Income

Year Ended December 31, 2010

Revenues:	
Trading gains and losses, net	$ 13,410,272
Brokerage fees and commissions	25,847,931
Investment banking fees and commissions	7,715,354
Interest income	1,022,668
Other revenue	63,955
Total operating revenues	48,060,180
Expenses:	
Interest	116,746
Personnel expense	32,906,794
Business promotion	1,230,233
Clearance fees	1,169,896
Data processing	842,876
Professional fees	486,669
Administrative expense	508,957
Brokerage licensing and registration	470,473
Other losses	150,666
Equipment rental	1,520,377
Depreciation and amortization	50,588
Miscellaneous expenses	303,768
Affiliate allocated expenses	6,705,279
Total operating expenses	46,463,322
Income before income tax provision	1,596,858
Income tax provision	552,571
Net income	$ 1,044,287

See accompanying notes.

BOSC, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2010

	Common Stock		Additional Paid-In	Retained	
	Shares	Par Value	Capital	Earnings	Total
Balance at January 1, 2010	2,500	$ 25,000	$ 20,486,832	$ 6,296,005	$ 26,807,837
Net income	–	–	–	1,044,287	1,044,287
Capital provided by stock-based compensation	–	–	86,159	–	86,159
Tax benefit on exercise of stock options	–	–	39,679	–	39,679
Balance at December 31, 2010	2,500	$ 25,000	$ 20,612,670	$ 7,340,292	$ 27,977,962

See accompanying notes.

BOSC, Inc.

Statement of Cash Flows

Year Ended December 31, 2010

Operating activities	
Net income	$ 1,044,287
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	50,588
Tax benefit on exercise of stock options	(39,679)
Stock-based compensation	86,159
(Increase) decrease in operating assets:	
Cash, customer reserve account	(75)
Fails-to-deliver	(3,749,164)
Net receivable for unsettled regular-way trades	(10,495,874)
Commissions receivable from broker/dealer	(88,109)
Receivable from affiliates	(72,739)
Interest receivable	(262,717)
Prepaid expenses	(2,593)
Securities, at fair value	(2,784,113)
Notes receivable from employees	591,818
Deferred tax asset	181,702
Deposits with third parties	132,400
Margin deposits	46,236
Increase (decrease) in operating liabilities:	
Accrued operating expenses	685,390
Payable to affiliates	(80,790)
Notes payable to affiliate	16,431,855
Fails-to-receive	1,043,218
Net cash provided by operating activities	2,717,800
Investing activities	
Purchases of furniture, fixtures, and equipment	(339,067)
Disposals of furniture, fixture, and equipment, net	265,530
Net cash used by investing activities	(73,537)
Financing activities	
Tax benefit on exercise of options	39,679
Net cash provided by financing activities	39,679
Net increase (decrease) in cash	2,683,942
Cash at beginning of year	347,020
Cash at end of year	3,030,962
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 120,491
Cash paid for taxes	$ 568,419

1. Organization and Description of Business

BOSC, Inc. ("BOSC" or "the Company"), a wholly owned subsidiary of BOK Financial Corporation ("BOKF"), is a registered investment adviser with the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940*. BOSC is registered as a broker/dealer with the SEC under the Securities Exchange Act of 1934 ("the Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). BOSC is a general securities broker/dealer, clearing all transactions on a fully disclosed basis through its clearing entities. BOSC is also registered as a broker/dealer in and is regulated by all fifty states and exercises authority under Section 4(k) of the Bank Holding Company Act. Effective October 1, 2010, BOSC registered as a municipal advisor as required by interim final temporary Rule 15Ba2–6T, adopted by the SEC under Section 15B of the Act as amended by Section 975 of Title IX of the Dodd-Frank Wall Street Reform and Consumer Protection Act. BOSC is also registered with the Municipal Securities Rulemaking Board.

BOSC is a full-service securities firm which engages in investment banking, trading and underwriting, and retail and institutional securities sales. BOSC offers mutual funds, unit investment trusts, variable annuities, municipal and other fixed-income securities, equity securities, and financial advisory services. Financial consultants use a network of branch offices located primarily within BOKF-affiliated banks centered in Oklahoma, Texas, and Arkansas, along with New Mexico, Kansas, Colorado, and Arizona. As a bank-affiliated broker/dealer, BOSC is required to disclose to clients and potential clients its relationship with BOKF and that investments (1) are not insured by the Federal Deposit Insurance Corporation ("FDIC"), (2) are not deposits or other obligations of and are not guaranteed by any bank or bank affiliate, and (3) are subject to risks, including possible loss of principal invested.

BOSC does not maintain custody of customer funds and securities. While BOSC is a clearing broker/dealer, it currently uses two clearing entities—Pershing, LLC ("Pershing"), a wholly owned subsidiary of Bank of New York Mellon ("BONY"); and Bank of Oklahoma, N.A. ("BOK"), a wholly owned subsidiary of BOKF—for custody of customer funds and securities. BOSC's retail securities transactions are executed and customer accounts are carried on a fully disclosed basis with Pershing. Fixed-income trades are cleared through BOK on a fully disclosed clearing basis.

* SEC registration as an investment adviser does not imply a certain level of skill or training.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

As of December 31, 2010, cash of $3,030,962 included $3,024,454 on deposit with BOK and excludes the customer reserve account.

Cash, Customer Reserve Account
As required by Rule 15c3-3 of the Act, BOSC segregates cash into a special customer reserve account with $456,590 on deposit with BOK as of December 31, 2010.

Depreciation and Amortization
Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets. The majority of the assets are software and furniture, the estimated useful lives of which range from three to ten years.

Net Receivable for Unsettled Regular-way Trades
Securities transactions are recorded on the trade date. Trading gains and losses arising from securities transactions entered into for the account and risk of BOSC are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fails-to-deliver and Fails-to-receive
Funds due or payable for trades that do not settle on the contractual settlement date are reclassified from the net receivable for unsettled regular-way trades to failed trade recognition. Funds due for sold securities are reflected as fails-to-deliver, and funds owed for purchased securities are reflected as fails-to-receive.

Commissions Receivable from Broker/Dealer
BOSC has receivables related to commissions earned from the sales of investment and insurance products. BOSC may reserve for uncollectible accounts based on an aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2010. Amounts not collected after 90 days are generally written off.

Securities, at Fair Value
Securities are acquired for profit through resale and are carried at fair value with the unrealized gains and losses included in current period earnings. Realized gains and losses on sales of securities are based upon the cost of the specific security sold.

Derivative Contracts
BOSC offers derivative contracts to assist customers in managing risks from fluctuations in interest rates. Derivative contracts are executed between the customer and BOSC with offsetting contracts executed between BOSC and other selected counterparties, to minimize its risks to changes in interest rates. The counterparty contracts are identical to customer contracts, except for a fixed pricing spread paid to BOSC as profit and compensation for administrative costs and credit risk, which is reflected in trading gains and losses in the Statement of Income. There were no outstanding contracts as of December 31, 2010.

Revenue Recognition
BOSC receives a percentage of commissions that the clearing broker/dealer charges its customers, as described in the clearing contract. The agreement with Pershing requires BOSC to indemnify it for uncollected amounts relating to customers introduced by BOSC.

Fees and commissions earned for security trades are recorded on a trade-date basis.

Commissions on sales of annuities and insurance products are recorded when the contracts are accepted by the insurance companies.

Investment banking fees and commissions include gains, losses, and underwriting fees, net of syndicate expenses, arising from securities in which BOSC acts as underwriter. Investment banking revenue also includes fees earned from providing financial advisory services and structured financing services. Revenue is recognized at the time the underwriting or service is complete and the income is reasonably determinable.

Notes Receivable from Employees
BOSC grants loans to certain employees as part of their compensation package. The loans are for periods up to six years and, unless forgiven, require annual payments of principal and interest. Interest is based on the prime rate. The annual principal and interest due may be forgiven if the employee meets certain performance criteria. The outstanding loan balances are reduced and compensation expense is recognized as employees meet performance criteria and principal and interest are forgiven.

Effect of Recently Issued Statements of Financial Accounting Standards

FASB Accounting Standards Update No. 2010-06, "Improving Disclosures About Fair Value Measurements" ("ASU 2010-06")

ASU 2010-06 amends the Accounting Standards Codification ("ASC") 820, *Fair Value Measurements,* to add new disclosure requirements about transfers into and out of Levels 1 and 2, as defined in ASC 820 and separate disclosures about purchases, sales, issuance and settlements relating to Level 3 measurements, as defined in ASC 820. It also clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 was effective for the Company on January 1, 2010 with exception of the requirement to provide Level 3 activity of purchases, sales, issuances, and settlement on a gross basis, which will be effective for the Company on January 1, 2011. Early adoption is permitted. ASU 2010-06 is not expected to have a significant impact on the Company's financial statements.

3. Net Capital Requirements

BOSC is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital, as therein defined, and requires that the ratio of aggregate indebtedness, defined as total money liabilities of a broker/dealer arising in connection with any transaction subject to certain exclusions, to net capital, shall not exceed fifteen to one.

At December 31, 2010, BOSC's net capital position was as follows:

Net capital	$ 22,116,166
Net capital required	1,568,688
Excess capital	$ 20,547,478
Net capital ratio	106 %

BOSC does not maintain custody of customer funds and securities. While it is a fully disclosed clearing broker/dealer, it uses two clearing entities for custody of customer funds and securities.

4. Deposits with Third Parties

As of December 31, 2010, deposits with third parties were $108,800, including a $100,000 cash security deposit with Pershing for the purpose of maintaining a fully disclosed clearing arrangement, and underwriting good faith deposits of $8,800 which are provided to issuers as a guarantee of performance.

5. Margin Deposits

Margin deposits of $453,764 as of December 31, 2010, consist of cash on deposit with Pershing in a preferred stock trading account. BOSC buys and holds preferred stock in a Pershing firm account for the purpose of selling to BOSC customers. The preferred stock is held on margin and as such requires a 50% deposit against the margin balance. The unused portion of the margin balance at Pershing does not currently earn interest.

6. Related-Party Transactions

As of December 31, 2010, receivable from affiliates of $112,418 included a net payable to BOK of $791,938 for intercompany settlement of certain operating expenses and income taxes receivable from BOKF of $904,356. BOSC's financial obligations are guaranteed by a pledge of cash collateral by BOKF.

The income taxes receivable from BOKF of $904,356 included a receivable of $767,009 for federal income taxes and a receivable of $137,347 for state income taxes. BOSC is included in the consolidated income tax return filed by the parent, BOKF. Pursuant to a tax sharing agreement between BOSC and BOKF, income taxes are allocated to BOSC on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from BOKF.

BOSC operating expenses are paid to third parties by BOK. In 2010, BOSC incurred $6,705,279 of general and administrative expenses allocated to BOSC by, and reimbursable to, BOK. Of this, management fees were $4,347,089, occupancy costs were $1,010,702, communication costs were $189,497, and other expenses were $1,157,991.

BOSC has two revolving lines of credit with BOK, as discussed in Note 8.

In compliance with applicable regulations, BOSC may provide broker/dealer services for certain executive officers, directors, and affiliates of BOKF (collectively referred to as "related parties"). Transactions with related parties are conducted in the ordinary course of business under substantially the same terms as comparable third-party broker/dealer arrangements.

BOSC is the Distributor of the Cavanal Hill Funds ("the Funds"). Cavanal Hill Investment Management, Inc. serves as the Investment Advisor and Administrator for the Funds and is a subsidiary of BOK. BOK serves as Custodian of the Funds. BOSC received $19,435 in fees for serving as the Distributor of the Funds as well as a dealer of the Funds.

There were no subordinated borrowings during 2010.

7. Financial Instruments

Fair value measurements that are measured on a recurring basis as of December 31, 2010, are as follows:

	Total	Quoted Prices in Active Market for Identical Instruments	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets				
Securities:				
Obligations of the U.S. government or agencies	$ 147,583	$ –	$ 147,583	$ –
State and municipal obligations	23,395,845	–	23,395,845	–
Other corporate obligations	927,170	876,770	50,400	–
Total securities	$ 24,470,598	$ 876,770	$ 23,593,828	$ –

The fair value of financial assets and liabilities recorded on a recurring basis are grouped into three broad levels as follows:

Quoted Prices in Active Market for Identical Instruments – Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities.

Significant Other Observable Inputs – Fair value is based on significant other observable inputs are generally determined based on a single price for each financial instrument provided to us by an applicable third-party pricing service and are based on one or more of the following:

- Quoted prices for similar, but not identical, assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates;
- Other inputs derived from or corroborated by observable market inputs.

Significant Unobservable Inputs – Fair value is based upon model-based valuation techniques for which at least one significant assumption is not observable in the market.

Transfers between levels are recognized as of the end of the reporting period.

The underlying methods used by the third-party pricing services are considered in determining the primary inputs used to determine fair values. Management has evaluated the methodologies employed by the third-party pricing services by comparing the price provided by the pricing service with other sources, including brokers' quotes, sales or purchases of similar instruments and discounted cash flows to establish a basis for reliance on the pricing service values. Significant differences between the pricing service provided value and other sources are discussed with the pricing service to understand the basis for their values. Based on this evaluation, we determined that the results represent prices that would be received to sell assets or paid to transfer liabilities in orderly transactions in the current market.

At December 31, 2009, fair values of certain municipal debt securities that were rated below investment grade were based on significant unobservable inputs. Independent pricing of these securities was unavailable due to a lack of observable inputs. Inputs used to estimate fair value include limited observed trades, underlying creditworthiness of the issuer, market liquidity and projected cash flows, existing and anticipated market conditions, and a yield comparison to other short-term securities, as rates for these securities were adjustable based on short-term rates. These securities were sold to BOKF based on an estimated fair value of 86% of the par value of the related securities.

The following represents the changes for the year ended December 31, 2010, related to the municipal obligations measured at fair value on a recurring basis using significant unobservable inputs:

	Securities
Balance at December 31, 2009	$ 3,265,380
Purchases, sales, issuances, and settlements, net	(2,870,633)
Realized loss on sale included in Trading gains and losses, net	(394,747)
Balance at December 31, 2010	$ –

BOSC is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, BOSC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is BOSC's policy to review, as necessary, the credit standing of each counterparty.

8. Funding Arrangements

BOSC utilizes several financing agreements as funding sources for their trading and investment banking activities, through BOK and BONY.

BOSC has two revolving lines of credit with BOK of $30 million and $50 million. As of December 31, 2010, the notes payable to affiliate of $17,103,233 were funds drawn on the $30 million line of credit. There was no amount drawn on the $50 million line of credit. Any outstanding amounts under the $30 million line are fully collateralized by qualifying securities, which are included in securities owned. Any outstanding amounts under the $50 million line must be fully collateralized by U.S. Treasuries or securities issued by U.S. agencies. For both lines of credit, interest is based on the 30-day LIBOR rate plus 0.95%, not to fall below 3%, and is paid monthly. Both lines mature on November 30, 2011. It is anticipated both lines will be renewed with substantially the same terms.

A secondary borrowing agreement with BONY provides additional funding for trading activities. The amount able to be borrowed is undefined, with the advance and the interest rate negotiated at the time of the funding request. Any advance would be secured by qualifying securities segregated for these purposes, and is payable on demand. There is no stated maturity for the agreement, with BONY providing the funding at their discretion. No amount was outstanding at December 31, 2010.

In a separate agreement, BOSC has the ability to borrow funds from BONY using a day loan bearing an interest rate of 1% to facilitate funding of investment banking activities. The amount able to be borrowed is undefined and is determined by the investment banking activity being underwritten. Any outstanding amounts under this day loan are collateralized by the securities being underwritten and held by BOSC. No amount was outstanding at December 31, 2010.

9. Commitments and Contingencies

BOSC is an introducing broker to Pershing for equity investment transactions. As such, it has indemnified Pershing against potential losses due to a customer's failure to settle a transaction or to repay a margin loan. Equity transactions are settled within three business days of the trade date. Margin loans are due on demand. All unsettled transactions are collateralized by the security being purchased. Margin loans are secured as required by the Board of Governors of the Federal Reserve Regulation T, *Credit by Brokers and Dealers*. At December 31, 2010, the total amount of customer balances subject to indemnification was $2,252,227. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The fair value of the guarantee is not significant and no amount was recorded on BOSC's Statement of Financial Condition to reflect this contingent liability based on an assessment of probable loss.

In the ordinary course of business, BOSC is subject to legal actions and complaints. Management has appropriately accrued, based upon the opinion of counsel, for any liability or loss, resulting from the final outcome of any such actions and complaints.

BOSC, Inc. has been joined as defendant in a putative class action brought on behalf of unit holders of SemGroup Energy Partners, LP in the United States District Court for the Northern District of Oklahoma. The lawsuit is brought pursuant to Sections 11 and 12(a)(2) of the Securities Act of 1933 against all of the underwriters of issuances of partnership units in the Initial Public Offering in July 2007 and in a Secondary Offering in January 2008. BOSC underwrote $6.25 million of units in the Initial Public Offering. BOSC was not an underwriter in the Secondary Offering. Counsel for BOSC believes BOSC has valid defenses to the claims asserted in the litigation. A settlement in principle, subject to court approval, among the issuer, the underwriters, and all parties to the litigation has been reached at no material loss to BOSC.

For 2010, we expensed $1,087,929 for certain information services contracts and have commitments to purchase information services of $842,515 in 2011 and $310,775 in 2012.

In the normal course of business, BOSC enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2010, and were subsequently settled, had no material effect on the financial statements.

10. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred income taxes principally relate to depreciation and amortization, stock based compensation, accrued liabilities and prepaid expenses. The reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the effective income tax expense (benefit), for the year ended December 31, 2010, was as follows:

	Amount	Percent
Tax expense at U.S. statutory rate	$558,903	35%
State income tax, net of federal tax benefit	54,864	3
Tax exempt revenue	(315,257)	(20)
Meals and entertainment	69,264	5
Permanently nondeductible operating expenses	163,375	10
Other	21,422	2
Total income tax expense	$552,571	35%

Significant components of the income tax provision for the year ended December 31, 2010, were as follows:

Current:	
Federal	$346,667
State	62,250
Total current	408,917
Deferred:	
Federal	129,252
State	14,402
Total deferred	143,654
Total income tax expense	$552,571

There were no unrecognized tax benefits at December 31, 2010.

Federal statute remains open for federal tax returns filed in the previous three reporting periods. Various state income tax statutes remain open for the previous three to six reporting periods.

11. Employee Benefits

BOSC employees who satisfy certain age and service requirements participate in a defined-benefit cash balance pension plan sponsored by BOKF. Effective April 1, 2006, accruals for service under the pension plan were curtailed. Interest continues to accrue on employees' account balances at 5.25%. The inception-to-date return on the fund, which is used as an indicator when setting the expected return on plan assets, was 7.01%. As of December 31, 2010, the expected return on plan assets for 2011 is 5.25%. At December 31, 2010, the discount rate was 4.75%. Plan assets consist primarily of shares in the Cavanal Hill Balanced Fund. The typical portfolio mix of this fund is approximately 60% equities and 40% bonds. There were no employer contributions to the plan during 2010. At December 31, 2010, the projected benefit obligation exceeded the fair value of plan assets by $3,896,515. Plan assets are not segregated or restricted to provide benefits solely to BOSC employees. Projected benefit obligation of the plan, which equals accumulated benefit obligations, is not separately determined for BOSC employees.

BOSC employees who meet certain service requirements may participate in a defined-contribution thrift plan sponsored by BOKF. Employee contributions are matched by BOSC equal to 6% of base compensation as defined in the plan. BOSC matching contribution rates range from 50% for employees with less than four years of service to 200% for employees with 15 or more years of service. Additionally, a maximum non-elective annual contribution of up to $750 is made for employees whose annual base compensation is less than $40,000. Participants may direct investments in their account to a variety of options, including a BOKF common stock fund. Employer contributions invested in accordance with the participant's investment options, vest over five years. BOSC incurred total expenses of $2,805,388, included in the allocation of personnel expense, from these plans in 2010.

BOSC's employees may also be awarded stock-based compensation through BOKF's employee stock option plan. Grant date fair value of stock options is based on the Black-Scholes option pricing model. Compensation cost is recognized as expense over the applicable service period. BOKF recognized stock-based compensation expense of $8,338,030, including $113,422 that was allocated to BOSC and included in personnel expense.

12. Subsequent Events

BOSC has evaluated events from the date of the financial statements on December 31, 2010, through the issuance of those financial statements on February 22, 2011. No events were identified requiring recognition and/or disclosure in the financial statements.

Supplemental Information

BOSC, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

Year Ended December 31, 2010

Net capital		
Stockholder's equity	$	27,977,962
Deduct ownership equity not allowable for net capital		–
Total ownership equity qualified for net capital		27,977,962
Nonallowable assets:		
Excess cash with affiliate		621,483
Prepaid expenses		193,747
Notes receivable from employees		398,640
Commissions receivable		1,235,262
Fixed assets		148,219
Federal and state income taxes receivable		904,356
Deferred tax asset		966,659
Other assets		100,366
Total nonallowable assets		4,568,732
Aged fails-to-deliver deduction		21,300
Net capital before haircuts		23,387,930
Haircuts on securities		(1,271,764)
Net capital	$	22,116,166
Computation of basic net capital requirement		
Minimum net capital required (1/15 of aggregate indebtedness)	$	1,568,688
Minimum dollar net capital requirement	$	250,000
Net capital requirement	$	1,568,688
Excess net capital	$	20,547,478
Computation of aggregate indebtedness		
Total aggregate indebtedness	$	23,530,321
Deduct adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		–
Total aggregate indebtedness	$	23,530,321
Percentage of aggregate indebtedness to net capital		106%

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2010, Part II FOCUS report.

BOSC, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year Ended December 31, 2010

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	645,941
Monies borrowed collateralized by securities carried for the accounts of customers		–
Monies payable against customers' securities loaned		–
Customers' securities failed to receive	$	180,490
Credit balances in firm accounts that are attributable to principal sales to customers		–
Market value of short security count differences over 30 calendar days old		–
Market value of short securities and credits in all suspense accounts over 7 business days		–
Other		–
Total credits	$	826,431
Debit balances:		
Debit balances in customers' accounts		820,740
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		–
Failed to deliver of customers' securities not older than 30 calendar days		–
Total debits		820,740
Excess of total debits over total credits	$	
Reserve computation:		
Excess of total credits over total debits	$	5,691
Amount on deposit	$	456,590

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2010, Part II FOCUS report.

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it currently uses two clearing broker/dealer firms—Pershing and BOK—for custody of customer funds and securities.

BOSC, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year Ended December 31, 2010

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ –
	A. Number of items	–
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ –
	A. Number of items	–

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2010, Part II FOCUS report.

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it currently uses two clearing broker/dealer firms—Pershing and BOK—for custody of customer funds and securities.

BOSC, Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Year Ended December 31, 2010

Segregation requirements		
Net ledger balance:		
Cash	$	–
Securities (at market)		–
Net unrealized loss in open futures contracts traded on a contract market		–
Exchange traded options:		
Add market value of open option contracts purchased on a contract market		–
Deduct market value of open option contracts granted (sold) on a contract market		–
Net equity		–
Accounts liquidating to a deficit and accounts with debit balances – gross amount		–
Less amount offset against U.S. Treasury obligations owned by particular customers		–
Amount required to be segregated	$	–
Funds on segregated accounts		
Deposited in segregated funds bank accounts:		
Cash	$	–
Securities representing investments of customer funds (at market)		–
Securities held for particular customers or option customers in lieu of cash (at market)		–
Net equities with other FCMS:		
Net liquidating equity		–
Securities representing investments of customer funds (at market)		–
Securities held for particular customers or option customers in lieu of cash (at market)		–
Total amount in segregation		–
Excess funds in segregation	$	–

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2010, Part II FOCUS report.

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it currently uses two clearing broker/dealer firms—Pershing and BOK—for custody of customer funds and securities.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
1700 One Williams Center (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Tel: +1 918 560 3600
Fax: +1 918 560 3691
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
BOSC, Inc.

In planning and performing our audit of the financial statements of BOSC, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 22, 2011

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

BOSC, Inc.
Year Ended December 31, 2010
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

General Assessment Reconciliation

BOSC, Inc.
For the Fiscal Period from January 1, 2010 through
December 31, 2010
With Report of Independent Accountants

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035381 FINRA DEC
BOSC INC 19*19
1 WILLIAMS CENTER-PLAZA EAST
TULSA OK 74172

Karen Kreger, (405) 272-9179

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 101,404

B. Less payment made with SIPC-6 filed (exclude interest) (49,721)
7/27/10
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 51,683

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 51,683

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) Funds wired $ 51,683

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BOSC, Inc.
(Name of Corporation, Partnership or other organization)

Karen Kreger
(Authorized Signature)

Dated the 22 day of February, 2011.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.			
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$	48,060,180
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			-0-
(2) Net loss from principal transactions in securities in trading accounts.			120,878
(3) Net loss from principal transactions in commodities in trading accounts.			-0-
(4) Interest and dividend expense deducted in determining item 2a.			4,150
(5) Net loss from management of or participation in the underwriting or distribution of securities.			3,447,656
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			40,124
(7) Net loss from securities in investment accounts.			-0-
Total additions			3,612,808
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.			6,041,234
(2) Revenues from commodity transactions.			-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			-0-
(4) Reimbursements for postage in connection with proxy solicitation.			-0-
(5) Net gain from securities in investment accounts.			-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			4,950,801
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			2,464
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):			-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 116,746		
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ -0-		
Enter the greater of line (i) or (ii)			116,746
Total deductions			11,111,245
2d. SIPC Net Operating Revenues		$	40,561,743
2e. General Assessment @ .0025		$	101,404

(to page 1, line 2.A.)

BOSC, Inc.

General Assessment Reconciliation

For the Fiscal Period from January 1, 2010 through December 31, 2010

Contents

Ernst & Young

Ernst & Young LLP
1700 One Williams Center (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Tel: +1 918 560 3600
Fax: +1 918 560 3691
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of BOSC, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of BOSC, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating BOSC, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010. BOSC, Inc.'s management is responsible for BOSC, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   There were no findings.

2. Compared the amounts reported on the FOCUS reports for the fiscal period from January 1, 2010 through December 31, 2010 with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2010 through December 31, 2010.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

ERNST & YOUNG

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 22, 2011

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com